Exhibit 99.1

Class A Meeting AGM Ordinary Resolutions FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Resolution 1 Resolution 3 Resolution 5 Resolution 4(a)(i) Resolution 6 Resolution 1 Resolution 4(a)(ii) Resolution 7 Resolution 2 Resolution 4(a)(iii) Resolution 8 Resolution 4(b) ZHIHU INC. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING CLASS A ORDINARY SHARES OF ZHIHU INC. Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please see enclosed Agenda for Resolutions to be voted at the Meetings. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 AGM Special Resolutions

AGENDA Class A Meeting 1. As an ordinary resolution, THAT subject to the passing of the Class-Based Resolution (as defined below) at the class meeting of holders of the Class B ordinary shares with a par value of US$0.000125 each and the passing of a special resolution at the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association (the "Existing Articles") be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 18, 2022 (the "Circular"), by incorporating the following requirements under the Hong Kong Listing Rules: Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”). AGM 1. As a special resolution, THAT subject to the passing of the Class-Based Resolution at each of the Class A Meeting and Class B Meeting convened on the same date and at the same place as the AGM, the Company's Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the Circular, by incorporating the Class-Based Resolution and by incorporating the Non-Class-Based Resolution (as defined in the Circular). 2. As a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Company's Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part B of Appendix I to the Circular by incorporating the Non- Class-Based Resolution (as defined in the Circular). 3. As an ordinary resolution, To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the reports of the directors of the Company and auditor thereon. 4(a)(i). As an ordinary resolution, To re-elect Mr. Dahai Li as an executive director. 4(a)(ii). As an ordinary resolution, To re-elect Mr. Dingjia Chen as a non-executive director 4(a)(iii). As an ordinary resolution, To re-elect Mr. Derek Chen as an independent non-executive director. 4(b). As an ordinary resolution, To authorize the board of directors of the Company to fix the remuneration of directors. 5. As an ordinary resolution, To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as of the date of passing of this resolution. 6. As an ordinary resolution, To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as of the date of passing of this resolution. 7. As an ordinary resolution, To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company by the aggregate number of the shares and/or shares underlying the ADSs repurchased by the Company. 8. As an ordinary resolution, To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022. Zhihu Inc. JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A. (the “Depositary”) has received notices that the Class A Meeting and the Annual General Meeting (together the “Meetings”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m. and 11:00 a.m. (Beijing time), respectively, on Friday, June 10, 2022, at Room Xinzhi, Gate 10, Block B, 768 Creative Park, 5A Xueyuan Road, Haidian District, Beijing 100083, China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), June 2, 2022. Only the registered holders of record as of the close of business on May 17, 2022 (Eastern Standard Time), will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company, of record on May 17, 2022, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Class A Ordinary Shares of the Company represented by such ADRs, in accordance with the instructions on this card. To review the notices of the Class A Meeting and the AGM, please visit the Investor Relations Section of the Company website: ir.zhihu.com NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on June 2, 2022. JPMorgan Chase Bank, N.A., Depositary